Woofy Inc.

(a Delaware Corporation)

Audited Financial Statements

As of December 31, 2020

Audited by:



TaxDrop LLC

A New Jersey CPA Company

Financial Statements

Woofy Inc.

Table of Contents



Independent Auditor's Report

June 2, 2021
To: Board of Directors of Woofy Inc.
Attn: Arjun Rai, CEO
Re: 2020 Financial Statement Audit – Woofy Inc.

Report on the Audit of the Financial Statements

Opinion
We have audited the financial statements of Woofy Inc., which comprise the balance sheets as of December 31, 2020, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Woofy Inc. as of December 31, 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion
We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Woofy Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7 to the financial statements, the Company has suffered recurring losses from operations, has a net capital deficiency, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 9. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Woofy Inc.'s ability to continue as a going concern.

Auditor's Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:
- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Woofy Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Woofy Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

TaxDrop LLC

TaxDrop LLC
Robbinsville, New Jersey
June 2, 2021

WOOFY INC.
BALANCE SHEET
As of December 31, 2020
(Unaudited)

	2020
ASSETS	
CURRENT ASSETS	
Cash and cash equivalents	$ 110,512
Officer loan	54,467
TOTAL CURRENT ASSETS	**164,979**
OTHER ASSETS	
App Development	91,522
TOTAL NON-CURRENT ASSETS	**91,522**
TOTAL ASSETS	**$ 256,501**
LIABILITIES AND STOCKHOLDERS' EQUITY	
CURRENT LIABILITIES	
Accounts payable	120,130
Credit cards	43,966
Convertible notes	517,500
Accrued interest	43,169
TOTAL CURRENT LIABILITIES	**724,764**
LONG-TERM LIABILITIES	
Convertible notes	-
TOTAL LONG TERM LIABILITIES	**-**
TOTAL LIABILITIES	**724,764**
STOCKHOLDERS' EQUITY	
Common Stock: Class E Shares; par value $0.0001 per share authorized 900,000 shares, issued and outstanding 900,000 shares as of December 31, 2020 and 2019	90
Common Stock: Class A Shares; par value $0.0001 per share authorized 1,600,000 shares, issued and outstanding 79,500 shares as of December 31, 2020 and 2019	8
Additional Paid in Capital - SAFES	613,109
SAFEs Receivable	(107,669)
Treasury Stock	(15,650)
Retained earnings (deficit)	(958,152)
TOTAL STOCKHOLDERS' EQUITY	**(468,264)**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 256,501**

The accompanying notes are an integral part of these financial statements.

WOOFY INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2020
(Audited)

		2020
REVENUES	$	**132,987**
COST OF REVENUES		-
GROSS PROFIT (LOSS)	$	**132,987**
OPERATING EXPENSES		
General & administrative		163,049
Software development		216,963
Legal		69,755
Salaries		35,561
TOTAL OPERATING EXPENSES		**485,328**
INCOME (LOSS) FROM OPERATIONS		**(352,340)**
OTHER INCOME (EXPENSE)		
Cost of Fundraising		(48,865)
Other income		1,548
Interest expense		(24,708)
NET INCOME (LOSS)	$	**(424,366)**

The accompanying notes are an integral part of these financial statements.

WOOFY INC.
STATEMENT OF STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2020
(Audited)

| | Class A Stock | | Class E Stock | | | | | | |
	Shares	Value	Shares	Value	Additional Paid in Capital	Additional Paid in Capital - SAFES	Treasury Stock	Retained Earnings	Total Stockholders' Equity
Balance - December 31, 2019	**79,500**	**$ 8**	**900,000**	**$ 90**	**$ -**	**$ -**		**$ (533,786)**	**$ (533,688)**
Issuance of treasury stock	-	-	-	-			(15,650)		**(15,650)**
Issuance of SAFEs						613,109			**613,109**
SAFEs Receivable						(107,669)			**(107,669)**
Capital contribution	-	-	-	-				-	**–**
Net income (loss)	-	-	-	-				(424,366)	**(424,366)**
Balance - December 31, 2020	**79,500**	**$ 8**	**900,000**	**$ 90**	**$ -**	**$ 505,440**	**$ (15,650)**	**$ (958,152)**	**$ (468,264)**

The accompanying notes are an integral part of these financial statements.

WOOFY INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2020
(Unaudited)

	2020
OPERATING ACTIVITIES	
Net income (loss)	**(424,366)**
(Increase) decrease in officer loan	(54,467)
Increase (decrease) in accounts payable	(71,423)
Increase (decrease) in accrued interest	17,984
Increase (decrease) in credit cards	43,966
NET CASH USED BY OPERATING ACTIVITIES	**(488,307)**
INVESTING ACTIVITIES	
Purchase of property and equipment	-
Purchase of web development consultants	(91,522)
NET CASH USED IN INVESTING ACTIVITIES	**(91,522)**
FINANCING ACTIVITIES	
Capital Contribution	-
Issuance of treasury stock	(15,650)
Issuance of SAFE notes	505,440
Issuance of convertible notes	170,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	**659,790**
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**79,962**
CASH AND CASH EQUIVALENTS - beginning of year	30,550
CASH AND CASH EQUIVALENTS - end of year	**110,512**

The accompanying notes are an integral part of these financial statements.

WOOFY INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020

NOTE 1 - NATURE OF OPERATIONS

WOOFY INC. (which may be referred to as the "Company", "we," "us," or "our") incorporated on September 28, 2016 ("Inception") in the State of Delaware. The Company offers social media marketing on a subscription basis.

Since Inception, the Company has relied on funds received from its founders, the issuance of SAFE notes, and the issuance of convertible notes to fund its operations. As of December 31, 2020, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 7). During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign, the issuance of convertible notes, and the issuance of Simple Agreements for Future Equity ("SAFEs") (see Note 9), and funds from revenue producing activities. If the Company cannot secure additional short-term capital or continue to generate revenue from operating activities the Company may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020, the Company had $110,512 in cash and cash equivalents.

Fixed Assets

Fixed assets are stated at cost. Property and equipment under capital leases are stated at the present value of minimum lease payments. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, *Accounting for Costs of Computer Software Developed or Obtained for Internal Use*, the Company has capitalized external direct costs of material and services developed or obtained for these projects directly associated with these projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the respective assets. The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the way the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2020, the Company has $0 in fixed assets.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the year ending December 31, 2020 as it incurred a taxable loss. In addition, there is a 100% valuation allowance against the net operating losses generated by the Company at December 31, 2020. The Company is taxed as a "C" Corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2020, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling marketing subscriptions. The Company's payments are generally collected upfront. For years ending December 31, 2020 the Company recognized $132,987 in revenue.

Accounts Receivable

The Company reserves for uncollectible accounts. Accounts receivable are written off when they are deemed to be uncollectible. Any allowance for doubtful accounts is estimated based on the Company's historical amounts written off, existing conditions in the industry, and the financial stability of the customer. As of December 31, 2020, the Company had no accounts receivable.

Advertising

The Company expenses advertising costs as they are incurred.

Stock Based Compensation

The company has issued stock in exchange for advisership and team services (see Note 6).

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INCOME TAX PROVISION

The Company has not yet filed its corporate income tax return for the period ended December 31, 2020, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 – CONVERTIBLE NOTES

Prior to 2018, the Company issued $257,500 of 6% unsecured convertible notes due April 1, 2019. Accrued interest will be due April 1, 2019 if the notes do not covert prior to April 1, 2019.

In 2018, the Company issued $15,000 of 6% unsecured convertible notes due May 9, 2020. Accrued interest will be due May 9, 2020 if the notes do not covert prior to May 9, 2020.

In 2019, the Company issued unsecured convertible notes totaling $105,000. Notes totaling $10,000 have an interest rate of 5%, and a maturity date of November 6, 2020. Notes totaling $25,000 have an interest rate of 6% and a maturity date of May 17, 2021. Notes totaling $75,000 have an interest rate of 6%, and a maturity date of December 3, 2021.

In 2020, the Company issued unsecured convertible notes totaling $140,000. Notes totaling $120,000 have an interest rate of 5% and a maturity period of one year. Notes totaling $20,000 have an interest rate of 6% and a maturity period of 18 months.

The Notes are automatically convertible into common stock on the completion of an equity offering of $1,000,000 or more ("Qualified Financing"). The conversion price is the lesser of 80% of the price per share of Stock received by the Company in a Qualified Financing or the price per share equal to the quotient of pre-money valuations ranging between $2,000,000 and $9,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes.

As of December 31, 2020, the notes have not converted.

NOTE 5 – STOCKHOLDERS' EQUITY (DEFICIT)

The Company has the following classes of equity:

Common Stock

Common Stock consists of Class A Common Stock, par value $0.0001 per share, and Class E Common Stock, par value $0.0001 per share. The Company has the authority to issue 1,600,000 shares of Class A Common Stock, and 900,000 shares of Class E Common Stock. As of December 31, 2020, the Company had issued 900,000 shares of Class E stock. As of December 31, 2020, the Company had issued 87,500 shares of Class A stock.

Preferred Stock

The Company has the authority to issue 500,000 shares of undesignated preferred stock, par value $0.0001 per share, but has not issued any shares.

NOTE 6 – STOCK BASED COMPENSATION

The Company has a 2016 stock compensation plan which permits the grant or option of shares to its employees for up to 1,600,000 shares of Class A common stock. The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and certain consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders. As of December 31, 2020, the Company issued 143,100 shares of Class A common stock under the stock compensation plan.

NOTE 7 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2016 and incurred a loss for the years ending December 31, 2020. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

Founder Buy-Out

The Company has reached an agreement as of June 15, 2019 to buy out one of its founding members for a total of $20,900. The agreement provides for a monthly pay-out of $500 over the course of 3.5 years. As of December 31, 2020, the Company had paid $1,550. The Company has remaining payments owed of $19,200 overall on this buyout agreement.

Litigation

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 9 – SUBSEQUENT EVENTS

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

Anticipated Crowdfunded Offering

The Company is offering up to $5,000,000 in Simple Agreements for Future Equity ("SAFEs") (the "Crowdfunded Offering"). The Company is attempting to raise a minimum of $25,000 in this offering and up to $5,000,000 maximum. The Company must receive commitments from investors totaling the minimum amount by Offering Deadline in order to receive any funds.

Management's Evaluation

Management has evaluated subsequent events through June 2, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.